UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM N-54C

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 NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65


OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(C) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:


                           Giant JR Investments Corp.


               2575 McCabe way
           Irvine California 92614.                         0-32923
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   (Address of Principal Business Office)           (Commission File Number)
    (No. & Street, City, State, Zip Code)


                                 (949)-486-1711
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                     (Telephone Number, including area code)

In addition to completing the cover page, a company withdrawing its election under Section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:


A. |_| The Company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules there under; and does not propose to make a public offering.


B. |_| The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

C. |_| The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.


D. |X|| The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. (Describe the company's new business. Give the date of the shareholders or partners' meeting and the number of votes in favor of and opposed to the change.)

         The Company intends to pursue the financial media business. The Company further intends to focus on the marketing, advertising and financial media industries. The Company's revenues, under the intended model, would be largely derived from providing advertising and promotional services to smaller publicly traded companies that seek cost-effective marketing solutions through the internet.

         One June 1, 2005 shareholders owning approximately 52% of the issued and outstanding capital stock of the Company voted to cease to be a business development company. On June 27, 2005 a Definitive Schedule 14C was filed with the Securities and Exchange Commission and a copy of the Schedule 14C was sent to every shareholder of the Company. As of the date of this Form N-54C there has been no opposition to the change.


E. |_| The Company has filed a notice of registration under Section 8 of the Act. State the filing date of the Company's notice of registration (Form N-8A) under the Act.


F. |_| Other. Explain the circumstances surrounding the withdrawal of election.


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                                    SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Irvine and the state of California on the 18th day of July, 2005.


Attest:                                         GIANT JR. INVESTMENTS CORP.

By: /s/ Diego Moya                              By: /s/ Javan Khazali
    -----------------------------------             ----------------------------
    Name: Diego Moya                                Name: Javan Khazali
    Title: Secretary                                Title: President